Exhibit (a)(34)

FOR IMMEDIATE RELEASE

LIONSGATE MAILS LETTER TO SHAREHOLDERS

Company Provides Update on Lionsgate’s Businesses

SANTA MONICA, Calif., and VANCOUVER, British Columbia, June 11, 2010 — Lionsgate (NYSE: LGF) (the “Company”) today issued the following letter, which will be mailed to its shareholders:

June 11, 2010

Dear Fellow Lionsgate Shareholder:

We’d like to provide an update on Lionsgate’s businesses and thank you for your continued support of the Company.  We’re coming off a great fiscal 2010, and right now we’re more energized than ever:

•         Our library achieved its best historical performance ever in fiscal 2010.  As you know, our library is one of our most important assets, and in fiscal 2010, it generated:

o        $323 million in revenues; and

o        Approximately $110 million in cash flow.

We are pleased that our library revenues were up $44 million and cash flow up approximately $15 million, considering the difficult retail environment.

Our library performance also contributed meaningfully to our adjusted EBITDA of $128.5 million in fiscal 2010, which was 70% higher than our initial forecast.1

Lionsgate remains the distributor of choice for many third-party catalogues who know the value we place on libraries in a world of abundant and increasing opportunities to monetize them.  In fact, we recently licensed 139 of our theatrical films, including Precious, Crash, Monster’s Ball and the Saw franchise, to Rainbow Media’s IFC, Sundance, AMC and WE channels.  We also announced an agreement to distribute the upcoming theatrical titles of Newmarket Films and its 250-title library, bringing the size of our library to nearly 13,000 titles.

•         Our home entertainment business remains strong.  By focusing on the growth of Blu-ray and on-demand platforms and genres that outperform the broader industry, Lionsgate’s home entertainment business has grown to a more than 7% market share and is an industry leader in box office-to-DVD revenue conversion rate.

[1] See “Reconciliation of Net Loss to EBITDA, as Defined and EBITDA, as Adjusted” table on page 5.

Our higher box office-to-DVD conversion rate results from releasing titles in our sweet spot (e.g., action, horror and prestige), as well as strong brand management.   The TV-to-DVD business, which didn’t even exist a few years ago, remains a robust part of the packaged media landscape.  We expect Weeds and Mad Men to each generate over $100 million from home entertainment sales alone on an ultimate basis.

•         Our TV business has one of the highest success rates in the industry from pilot to full series pickup.  Lionsgate is one of the most important syndicators of product in the TV marketplace today, and our TV business continued its impressive growth performance with:

o        Increased revenues from approximately $220 million in fiscal 2009 to $351 million in fiscal 2010; and

o        Growth at a 40% CAGR over the past 11 years.  The television business contributed over $39 million in profitability in fiscal 2010 before overhead.

We currently have 15 shows on the air, in production and syndication and have become the number one independent supplier of scripted programming to the cable networks.

We just recently finished shooting our latest pilot, Running Wilde, in Vancouver, British Columbia, and we’re pleased to report that it was picked up by Fox Broadcasting.  This series joins our pipeline of shows that includes Mad Men, Weeds, Nurse Jackie and Blue Mountain State, which have all been renewed for new seasons.

On the syndication side, we’re excited about the sitcom Are We There Yet?, and pleased by the very good ratings for the show’s initial episodes last week.  Our other new sitcom, Big Lake, which is just finishing production is expected to air on Comedy Central later this summer.  We also have all U.S. syndication rights to the ITV produced hit prime time show Hell’s Kitchen, now airing on Fox.  These new shows join our six long-running strips House of Payne, Meet The Browns, The Wendy Williams Show, South Park, Family Feud and True Hollywood Story, along with the Discovery show Deadliest Catch.

We achieved this broad portfolio with less than $10 million of overhead.

•         We have the beginnings of a tremendous channel platform:

o        EPIX is continuing its strong momentum, signing six carriage deals overall (Verizon, Cox, Charter, Mediacom, NCTC and DISH) including five deals in the past three months.  EPIX is now available in nearly 30 million homes and on track to be cash flow positive in 2011.

o        TV Guide Network is showing strong momentum on both the content and distribution sides of the business.  We will air three full strips in the fall (Weeds, Curb Your Enthusiasm and Ugly Betty), and we have secured multiyear carriage extensions with Comcast and Charter.  Curb Your Enthusiasm debuted to 1.2 million viewers last week, a triple-digit ratings increase over the comparable time period last year.

o        Kix and Thrill are two new action and thriller channels that have launched in Hong Kong, Singapore and Indonesia under the Tiger Gate brand, our joint venture with Saban Capital, and they will be rolling out across additional key territories in the coming year.

•       We’ve built a diversified portfolio of businesses and our feature films continue to be the main driver.  We have grown our pipeline from 10 films last year to an expected 12-13 films this year.

Our first three films of fiscal 2011 have already grossed $128 million combined at the North American box office and two of the three have been solidly profitable.  We have achieved profitability on nine of our last 14 films, which is consistent with our track record of approximately 70% profitability for our film releases over the past 10 years.

We expect to generate a running rate of 13 to 14 films per year from our diversified portfolio of produced, acquired and co-financed films, and these slates will each be capable of delivering $125 to $150 million in ultimate profitability annually.

In addition, we recently announced that, in conjunction with the Media Development Authority (MDA) of Singapore and Saban Capital, we will make several Asian-language films to support the Tiger Gate platform.

•       Our plan is working, our business is on track and we expect to continue to build our world class media platform.

Over the past 10 years, Lionsgate has grown from a little independent studio distributing primarily art house films into a nearly $1.7 billion diversified global entertainment corporation.  While we have tremendous value built up in our library, our backlog and our franchises, we remain, first and foremost, a growth stock.  As evidence of the strength of our business, during this period:

o        Revenues have increased eightfold;

o        Theatrical box office market share has improved tenfold;

o        Our library of titles is up 15 times over; and

o        Television revenues have grown by a factor of 40 since 1999.

We have achieved this growth while continuing to maintain our emphasis on cost discipline in our overhead.  In fact, Lionsgate was cited this past May as the most efficient company in the entertainment industry measured by revenue per employee.2 We currently average more than $2.0 million in revenue per employee, which is 35% higher than the next highest ranking company in the media and entertainment space.

We appreciate the continued support you have shown to date.  This clear rejection of the Icahn Group’s offer underscores your belief in the offer’s inadequacy and its failure to reflect the value of your Lionsgate investment.

As we have said before, we believe the Company’s interests are best served by executing our business strategy and unlocking the value inherent in Lionsgate for the benefit of shareholders.  Our fiscal 2010 results reflect that Lionsgate is a company poised to deliver exceptional value to our shareholders from the portfolio of assets we have been building.

As you may know, there will be a 10 business day subsequent offering period following the expiration of the offer on June 16, 2010 at 8:00 pm ET.  Shareholders can wait to tender their

[2] Brian, Chip. “Lions Gate Entertainment is Among the Companies in the Movies & Entertainment Industry with the Highest Level of Efficiency.” Comtex SmarTrend. 14 April 2010.

shares until the beginning of the subsequent offering period, when the Icahn Group will announce the results of the tender offer.  We believe that with this provision in place, shareholders will have better insight into the potential consequences of the offer and, as a result, should not feel pressured to take action before the subsequent offering period.  However, it is important to note that shareholders who have already tendered will NOT be able to withdraw their shares during this subsequent offering period.  Shareholders should therefore withdraw any shares already tendered in order to maximize their flexibility.

The Board recommends that shareholders NOT tender their shares into the Icahn Group’s offer now or during the subsequent offering period.

If you have any questions or require assistance withdrawing your shares, please call MacKenzie Partners at (800) 322-2885.

We look forward to our August release of The Expendables and the rest of the upcoming films on our exciting fiscal 2011 slate, and we are continuing to build our momentum throughout our business.  We sincerely appreciate your continued support and confidence.

Sincerely,

/s/ Jon Feltheimer	/s/ Michael Burns

Jon Feltheimer	Michael Burns
Co-Chairman and Chief Executive Officer	Vice Chairman

If you have any questions, require assistance withdrawing your shares or need additional copies of Lionsgate’s materials, please call MacKenzie Partners at the phone numbers listed below.

 105 Madison Avenue

New York, NY 10016

lionsgate@mackenziepartners.com

TOLL-FREE (800) 322-2885

Morgan Stanley & Co. Incorporated is serving as financial advisor to Lionsgate and Heenan Blaikie LLP is serving as legal advisor.  Perella Weinberg Partners LP is serving as financial advisor to the Special Committee of the Lionsgate Board of Directors and Wachtell, Lipton, Rosen & Katz is serving as U.S. legal advisor and Goodmans LLP is serving as Canadian legal advisor.

About Lionsgate

Lionsgate (NYSE: LGF) is the leading next generation studio with a strong and diversified presence in the production and distribution of motion pictures, television programming, home entertainment, family entertainment, video-on-demand and digitally delivered content. The Company has built a strong television presence in production of prime time cable and broadcast network series, distribution and syndication of programming through Debmar-Mercury and an array of channel assets.   Lionsgate currently has 15 shows on more than 10 networks spanning its prime time production, distribution and syndication businesses, including such critically-acclaimed hits as “Mad Men”, “Weeds” and “Nurse Jackie” along with new series such as “Blue Mountain State” and “Running Wilde” and the syndication successes “Tyler Perry’s House Of Payne,” its spinoff “Meet The Browns” and “The Wendy Williams Show”.

Its feature film business has generated such recent hits as TYLER PERRY’S WHY DID I GET MARRIED TOO, KICK ASS, which opened at #1 at the North American box office and the critically-acclaimed PRECIOUS, which garnered nearly $50 million at the North American box office and won two Academy Awards(R).   The Company’s home entertainment business has grown to more than 7% market share and is an industry leader in box office-to-DVD revenue conversion rate.  Lionsgate handles a prestigious and prolific library of approximately 12,000 motion picture and television titles that is an important source of recurring revenue and serves as the foundation for the growth of the Company’s core businesses. The Lionsgate brand remains synonymous with original, daring, quality entertainment in markets around the world.

LIONS GATE ENTERTAINMENT CORP.

RECONCILIATION OF NET LOSS TO EBITDA, AS DEFINED AND EBITDA, AS ADJUSTED

Year
Ended
March 31,
2010
(Amounts in thousands)

Net loss	$ (28,146)
Depreciation and amortization	28,064
Contractual cash paid Interest expense	28,271
Noncash interest expense (1)	29,789
Interest and other income	(1,573)
Income tax provision	1,230
Equity interests loss (2)	28,149
Gain on extinguishment of debt	(5,675)
EBITDA	$ 80,109
Stock-based compensation	19,247
EBITDA attributable to noncontrolling interest	(8,682)
Corporate defense charges	5,668
Non-risk prints and advertising expense	32,126
EBITDA, as adjusted	$ 128,468

(1)     Primarily represents non cash amortization of the debt discount associated with our Senior Subordinated Notes and the amortization of the discount and PIK dividend related to our partner’s share of TV Guide Preferred Stock.

(2)     Equity interest losses primarily relate to our share of start up losses of EPIX of $18.7 million through December 31, 2009 which are driven by the amortization of their programming costs incurred upon launch of the channel.  In addition, equity interest losses include the elimination of profit of $7.9 million on revenue from the license fees on titles licensed to EPIX which will be recognized in the future as those titles are aired by EPIX.

                                ______________

EBITDA is defined as earnings before interest, income tax provision, depreciation and amortization, equity interests, and gains or losses on extinguishment of debt and the sale of equity securities.  EBITDA as defined, is a non-GAAP financial measure.

EBITDA as adjusted represents EBITDA as defined above adjusted for stock-based compensation, EBITDA attributable to noncontrolling interest, certain corporate defense charges, and non-risk prints and advertising expense. Stock-based compensation represents compensation expenses associated with stock options, restricted share units and stock appreciation rights. Corporate defense charges represent legal and other professional fees associated with a shareholder activist matter. Non-risk prints and advertising expense represents the amount of theatrical marketing expense for third party titles that the Company funded and expensed for which a third party provides a guarantee that such expense will be recouped from the performance of the film (i.e. there is no risk of loss to the company) net of an amount of the estimated amortization of participation expense that would have been recorded if such amount had not been expensed.

Management believes EBITDA as defined, and EBITDA as adjusted to be a meaningful indicator of our performance that provides useful information to investors regarding our financial condition and results of operations. Presentation of EBITDA as defined, and EBITDA as adjusted, is a non-GAAP financial measure commonly used in the entertainment industry and by financial analysts and others who follow the industry to measure operating performance. While management considers EBITDA as defined, and EBITDA as adjusted, to be an important measure of comparative operating performance, it should be considered in addition to, but not as a substitute for, net income and other measures of financial performance reported in accordance with Generally Accepted Accounting Principles. EBITDA as defined, and EBITDA as adjusted, do not reflect cash available to fund cash requirements. Not all companies calculate EBITDA as defined or EBITDA as adjusted, in the same manner and the measure as presented may not be comparable to similarly-titled measures presented by other companies.

Additional Information

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. Lionsgate has filed and amended a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC and a notice of change to directors’ circular with Canadian securities regulators. Any Solicitation/Recommendation Statement and directors’ circular or amendment thereto filed by Lionsgate that is required to be mailed to shareholders will be mailed to shareholders of Lionsgate. In addition, Lionsgate has filed a proxy statement with the SEC and Canadian securities regulators in connection with the special meeting of shareholders and mailed such proxy statement to shareholders of Lionsgate. SHAREHOLDERS ARE STRONGLY ENCOURAGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC OR CANADIAN SECURITIES REGULATORS IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN CERTAIN IMPORTANT INFORMATION. Shareholders will be able to obtain the Solicitation/Recommendation Statement, the directors’ circular, any amendments or supplements thereto, the proxy statement, and other documents filed by Lionsgate with the SEC and Canadian securities regulators related to the Icahn Group’s unsolicited tender offer for no charge in the “Investors” section of Lionsgate’s website at www.lionsgate.com or at the SEC’s website at www.sec.gov or at www.sedar.com. Copies will also be available at no charge by writing to Lionsgate at 2700 Colorado Avenue, Suite 200, Santa Monica, California 90404.

Certain Information Regarding Participants

Lionsgate and certain of its directors and executive officers may be deemed to be participants under the rules of the SEC. Shareholders may obtain information regarding the names, affiliations and interests of Lionsgate’s directors and executive officers in Lionsgate’s Annual Report on Form 10-K filed with the SEC on June 1, 2010, and its proxy statement for the 2009 Annual Meeting filed with the SEC on August 17, 2009. To the extent that holders of Lionsgate securities have changed since the amounts printed in the proxy statement for the 2010 Special Meeting of Shareholders, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of these participants in any proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are included in the definitive proxy statement filed with the SEC and Canadian securities regulators in connection with the special meeting of shareholders and may also be included in other relevant materials to be filed with the SEC if and when they become available. These documents (when available) can be obtained free of charge from the sources indicated above.

Forward-Looking Statements

Certain statements in this press release may constitute “forward-looking” statements. Forward-looking statements are based upon assumptions as to future events that may not prove to be accurate. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Actual outcomes and results may differ materially from what is expressed or forecasted in these forward-looking statements as a result of various important factors, including, but not limited to, actions taken by the Icahn Group, actions taken by shareholders in respect of the offer, the possible effect of the offer on Lionsgate’s business (including, without limitation, on Lionsgate’s credit facilities and notes), the substantial investment of capital required to produce and market films and television series, increased costs for producing and marketing feature films, budget overruns, limitations imposed by Lionsgate’s credit facilities, unpredictability of the commercial success of Lionsgate’s motion pictures and television programming, the cost of defending Lionsgate’s intellectual property, difficulties in integrating acquired businesses, technological changes and other trends affecting the entertainment industry, and the risk factors found under the heading “Risk Factors” in Lionsgate’s 2010 Annual Report on Form 10-K filed with the SEC on June 1, 2010. As a result, these statements speak only as of the date they were made and Lionsgate undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless such updates or revisions are required by applicable law. Words such as “expects,” “intends,” “plans,” “projects,” “believes,” “estimates,” “forecasts” and similar expressions are used to identify these forward-looking statements.

# # #

Contacts:

Peter D. Wilkes

310-255-3726

pwilkes@lionsgate.com

Jamie Moser / Annabelle Rinehart

Joele Frank, Wilkinson Brimmer Katcher

212-355-4449